

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Weilin Zhang
Chief Financial Officer
Tantech Holdings Ltd
c/o Tantech Holdings (Lishui) Co., Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone , Lishui City
Zhejiang Province 323000
People's Republic of China

Re: Tantech Holdings Ltd
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed July 18, 2022
Response Dated October 12, 2022
File No. 001-36885

Dear Weilin Zhang:

We have reviewed your October 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Permissions Required from the PRC Authorities for Our Operations, page 4

1.   We note your response to our previous comment 3, specifically we note Company's analysis regarding who is subject to cybersecurity review by the Cyberspace Administration of China ("CAC"). We also note you conclude that "we don't believe we are not subject to the cybersecurity review by the CAC" while your analysis points to not being subject to review by the CAC. Please clarify whether you are or are not required to go through cybersecurity review by the CAC or otherwise advise.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2.   Please refer to prior comment 7 and amend your filing to include the audited December 31, 2019 period as soon as practically possible.

      You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Jason Drory at (202) 551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services